

Advantage Announces Second Quarter 2013 Results

Improved Well Performance Drives Strong Glacier Production & Results, Strategic Alternatives Update

CALGARY, ALBERTA, August 8, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX/NYSE: AAV) is pleased to announce the unconsolidated financial and operating results (excludes Longview Oil Corp.) for the three and six months ended June 30, 2013. These results are included in Appendix A.

Advantage's second quarter 2013 results include one month of financial and operating results for the non-core assets sold to Questfire Energy Corp. ("Questfire") on April 30, 2013. The table below provides select operating & financial information for Advantage during the second quarter of 2013 and illustrates Glacier's strong operating income and netbacks. The non-core assets included in this table were sold to Questfire.

	Three months ended June 30, 2013											
	Glacier				**Non-core Assets (1)**				**Total Advantage**			
	($000)		*per mcfe*		*($000)*		*per mcfe*		*($000)*		*per mcfe*	
Sales	$	34,697	$	3.52	$	5,726	$	5.47	$	40,423	$	3.71
Royalties		(1,927)		(0.20)		(946)		(0.90)		(2,873)		(0.26)
Operating expense		(2,956)		(0.30)		(1,904)		(1.82)		(4,860)		(0.45)
Operating income/netback	$	**29,814**	$	**3.02**	$	**2,876**	$	**2.75**	$	**32,690**	$	**3.00**
Daily Production												
Total Mmcfe/d		108.3				11.5				119.8		
% natural gas		99%				78%				98%		
Average prices (excluding hedging)												
Natural gas ($/mcf)	$	3.44			$	3.83			$	3.47		
Crude oil and NGLs ($/bbl)	$	86.58			$	68.69			$	73.22		

Note: (1) Non-core assets sold to Questfire as of April 30, 2013.

➢ Glacier production averaged 108.3 mmcfe/d (18,049 boe/d) with a number of Montney wells demonstrating stronger production rates and lower declines resulting from improved completion techniques. Current production at Glacier is 110 mmcfe/d (18,300 boe/d).

➢ The royalty rate at Glacier during the second quarter of 2013 was 5.6% which was slightly higher than previous periods due to a 2012 Alberta Gas Cost Allowance adjustment.

➢ Operating costs at Glacier averaged $0.30/mcfe ($1.80/boe) during the second quarter of 2013 and demonstrates the continued efficiencies created by processing our natural gas production through our 100% owned Glacier gas plant.

➢ The operating netback at Glacier of $3.02/mcfe during the second quarter of 2013 demonstrates the strong cash flow generation capacity of our signature asset due to its industry leading operating cost and royalty cost structure. The operating netback at Glacier improved significantly compared to the same period in 2012 due to an improvement in realized natural gas prices and higher production rates at Glacier.

➢ Total capital expenditures at Glacier for the three months ended June 30, 2013 was $1.9 million. These expenditures resulted from completion of production testing operations on new wells and installation of additional wellsite facilities.

➢ In addition to Glacier, Advantage's other major assets include a 45.1% ownership in the shares of Longview Oil Corp. ("Longview") valued at approximately $105.3 million as at June 30, 2013, a $32.6 million Questfire Debenture and 1,500,000 Questfire Class B Shares. Advantage received tax-free dividend income from Longview of $3.2 million ($0.02 per share) during the second quarter of 2013.

➢ As of June 30, 2013, Advantage's bank indebtedness decreased 15% to $144.8 million as compared to the same period of 2012. Our credit facility was revised to $230 million with the closing of our non-core asset sales on April 30, 2013. A routine mid-term credit facility review will occur in October 2013 followed by an annual review in June 2014.

➢ Advantage's estimated tax pools as of June 30, 2013 are approximately $1.1 billion of which approximately $790 million are deductible at a rate of 100%.

Glacier Well Production Demonstrates Sustained Improvement with Revised Completion Techniques

➢ During the first half of 2013, 11 Montney wells completed with revised completion techniques were brought on-production. These wells consisted of 6 Upper Montney, 3 Middle Montney and 2 Lower Montney wells located across the Glacier land block and have produced an average of 120 days.

➢ Production from these wells have demonstrated a significant improvement in the initial 30 day production rates by 1.5 times to 3 times and a shallower decline when compared to directly offsetting wells that were completed with our previous completion technique after a similar production period. The largest production improvement resulted from a Lower Montney well which was completed with a high rate slick water frac with an open hole packer system. This well is currently flowing at 7.5 mmcf/d after producing for 155 days and is still being restricted due to sand production from high flow rates.

➢ We believe that future optimization of our completion techniques could generate additional improvements in overall well results as we continue to evaluate multi-frac design technologies.

Commodity Hedging Program Reduces Cash Flow Volatility

➢ Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016 and are particularly important during this current period of wider Canadian natural gas price differentials. Our hedging positions are summarized in the following table:

Period	Average Production Hedged	Net Forecast Production Hedged	Average Price $Cdn. AECO
Q3 2013 & Q4 2013	38.1 Mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2 Mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0 Mmcf/d	27%	$3.91/mcf
Q1 2016	42.7 Mmcf/d	23%	$3.90/mcf

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Strategic Alternatives Process Update

➢ As announced in the Corporation's May 21, 2013 press release, the Special Committee's financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets, commenced a broad global marketing effort to solicit interest in a sale of the Corporation or another transaction to maximize value for all shareholders. Response to date has been positive. As noted below, a number of parties have begun their review of the Corporation's confidential information, and the financial advisors continue to coordinate with additional parties wishing to participate in the process.

➢ As announced in Advantage's July 15, 2013 press release, a key data set, namely the updated Glacier Contingent Resource Evaluation, was just recently completed by Sproule Associates Ltd. That Evaluation, an addendum to the earlier Sproule reports evaluating the petroleum and natural gas Montney contingent resources and reserves for Glacier, is an essential part of the material in Advantage's virtual data room. It has been made available to those parties who have executed confidentiality agreements and commenced their review of the Corporation's materials. In addition, the updated Contingent Resource Evaluation will form a key element of the management team's technical presentations which are currently being scheduled.

➢ Once those technical presentations have been held and the financial advisors are satisfied that interested parties have had sufficient time to assess the opportunity, the bid date will be determined.

➢ The Corporation cautions that there can be no assurance that this process will result in an acceptable transaction.

Glacier Phase VI Capital Development Program Underway

➢ Our Phase VI capital development program (Q2 2013 to Q1 2014) which includes 22 net Montney wells is targeted to increase production to 135 mmcf/d by the spring of 2014 and is targeted to maintain this production rate until early 2015. Three drilling rigs are active at Glacier as of August 8, 2013 and we anticipate initial completions results will be available by early fourth quarter 2013. The Phase VI capital development program was approved by our Board of Directors on May 21, 2013 with the following guidance:

	April to December 2013 [1]	January to March 2014	12 Months ending March 2014 [1]
Production (Mmcfe/d)	106.8 – 109.2	128.4 – 130.8	111.0 – 113.4
Exit Production Rate (Mmcfe/d)	-	-	135.0
Royalty Rate (%)	4.9%	4.5%	4.8%
Operating Costs ($/mcfe)	$0.40	$0.30	$0.37
Capital Expenditure ($ million)	$106	$64	$170

Notes: [1] Includes the operating and financial results for the month of April 2013 from non-core assets sold to Questfire on April 30, 2013.

➢ We continue to work on a future Phase VII capital development program (Q2 2014 to Q1 2015) which is targeted to increase production to 195 mmcf/d by the spring of 2015. Operating and financial estimates for this plan is included in our current investor presentation that is available on our website.

➢ Numerous options to facilitate the extraction of natural gas liquids are currently being reviewed to determine the timing of increasing production from the Middle Montney. These plans will be included in our Phase VII estimates as decisions and approvals are completed.

➢ Capital requirements for our Phase VI and Phase VII development programs are expected to be funded through growing cash flow, undrawn credit facilities and current Advantage investments.

Interim Consolidated Financial Statements and MD&A

➢ This press release should be read in conjunction with Advantage's unaudited interim consolidated financial statements for the three and six months ended June 30, 2013 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2013 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

Appendix A – Advantage's Three and Six Months Ended June 30, 2013 Results

Advantage Unconsolidated Results	Three months ended June 30				Six months ended June 30			
		2013		2012		2013		2012
Financial ($000, except as otherwise indicated)								
Sales including realized hedging	$	**39,184**	$	27,549	$	**80,782**	$	60,974
Funds from operations	$	**23,488**	$	7,394	$	**44,972**	$	19,813
per share [2]	$	**0.14**	$	0.04	$	**0.27**	$	0.12
per boe	$	**12.93**	$	3.68	$	**12.06**	$	4.81
Dividends received from Longview	$	**3,173**	$	3,588	$	**6,346**	$	8,005
per share [2]	$	**0.02**	$	0.02	$	**0.04**	$	0.05
Total capital expenditures	$	**3,750**	$	7,857	$	**57,857**	$	71,184
Working capital deficit [3]	$	**5,954**	$	13,615	$	**5,954**	$	13,615
Bank indebtedness	$	**144,779**	$	172,005	$	**144,779**	$	172,005
Convertible debentures (face value)	$	**86,250**	$	86,250	$	**86,250**	$	86,250
Shares outstanding at end of period (000)		**168,383**		167,154		**168,383**		167,154
Basic weighted average shares (000)		**168,383**		167,087		**168,383**		166,814
Operating								
Daily Production								
Natural gas (mcf/d)		**116,469**		124,041		**118,072**		126,996
Crude oil and NGLs (bbls/d)		**554**		1,394		**929**		1,428
Total mcfe/d [4]		**119,793**		132,405		**123,646**		135,564
Total boe/d [4]		**19,966**		22,068		**20,608**		22,594
Average prices (including hedging)								
Natural gas ($/mcf)	$	**3.35**	$	1.65	$	**3.19**	$	1.83
Crude oil and NGLs ($/bbl)	$	**73.22**	$	70.51	$	**74.87**	$	71.95

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview. Advantage's second quarter 2013 results include one month of financial and operating results for the non-core assets sold to Questfire on April 30, 2013.

(2) Based on weighted average shares outstanding

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

➢ Advantage production during the second quarter of 2013 averaged 119.8 mmcfe/d (19,966 boe/d) supported by stronger production at Glacier.

➢ Advantage's average royalty rate was 7.1% for the second quarter of 2013 which included a 2012 Alberta Gas Cost Allowance adjustment payment that was primarily related to the non-core assets.

➢ Advantage's operating expense for the three months ended March 31, 2013 decreased 48% to $0.45/mcfe ($2.67/boe) compared to $0.86/mcfe ($5.16/boe) during the same period of 2012 due primarily to the divestment of the non-core assets on April 30, 2013.

➢ Advantage's funds from operations for the second quarter of 2013, excluding dividends received from Longview, increased 218% to $23.5 million or $0.14 per share compared to the second quarter of 2012 and an increase of 9% as compared to the first quarter of 2013. Funds from operations improved significantly due to an improvement in realized natural gas prices and higher production rates at Glacier.

➢ Total capital expenditures for the three months ended June 30, 2013 amounted to $3.7 million of which $1.9 million was directed at Glacier to complete production testing operations on new wells and to install additional wellsite facilities. The remaining capital expenditures were directed to the non-core properties.

➢ For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

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Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not limited to, anticipated timing of mid-term and annual reviews of credit facility; estimated tax pools as at June 30, 2013; anticipated effect of future optimization of completion techniques on well results; the Corporation's anticipated drilling and completion plans; anticipated timing of initial completion results from three drilling rigs at Glacier; expected effect of natural gas hedges on volatility of future cash flows; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; anticipated production, royalty rates, operating costs and capital expenditures under the Corporation's Phase VI capital development program; the Corporations plans to review options to facilitate the extraction of natural gas liquids; anticipated sources of funding for Phase VI and Phase VII development program; and status of the Corporation's strategic alternatives process. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; ability to obtain required approvals of regulatory authorities; ability to access sufficient capital from internal and external sources; and failure to complete an acceptable transaction pursuant to the Corporation's strategic alternatives process. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

mcf	*thousand cubic feet*
mcfe	*thousand cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcfe	*million cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
bbl	*barrel*
NGLs	*natural gas liquids*
Boe/d	*barrles of oil equivalent per day*

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and operating netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.